ASX RELEASE | July 10, 2019 | ASX:PLL; NASDAQ:PLL

This ASX announcement is not for release to US wire services or distribution in the United States

COMPLETION OF INSTITUTIONAL PLACEMENT

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) (“Piedmont” or “Company”) is pleased to announce that it has completed its previously announced placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million (“Placement”).
Proceeds from the Placement will be used to complete a definitive feasibility study (“DFS”) and provide funding for the Company to continue development of its 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, including additional drilling to upgrade the Project’s Inferred resources to Indicated resources, additional metallurgical testwork and engineering studies, ongoing land consolidation, and general working capital.
The Company expects to complete a detailed metallurgical testwork program followed by an updated Scoping Study in the coming weeks.
An Appendix 3B and Section 708A Notice is attached.
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Not for release to US wire services or distribution in the United States
This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or exempt from the registration of the US Securities Act and applicable US state securities laws.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

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